UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               Fashionmall.com, Inc.
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                                (Name of Issuer)


                             Shares of Common Stock
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                         (Title of Class of Securities)

                                   31186K106
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                                 (CUSIP Number)

                                  Don C. Whitaker
                                Don C. Whitaker, Inc.
                                   23 Beechwood
                              Irvine, California 92604
                                 (949) 857-6008
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 July 10, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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               SHARES OF COMMON SHARES - CUSIP No. 31186K106
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     1    NAME  OF  REPORTING  PERSON
          S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
          Don C. Whitaker
          IRS No.  --
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     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)    [X]                              (b)    [ ]
--------------------------------------------------------------------------------
     3    SEC  USE  ONLY
--------------------------------------------------------------------------------
     4    SOURCE  OF  FUNDS*
          PF
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS  2(d)  OR  2(e)                          [ ]
--------------------------------------------------------------------------------
     6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          United States Citizen
--------------------------------------------------------------------------------
              7    SOLE  VOTING  POWER
NUMBER  OF         455,645 shares
SHARES        ------------------------------------------------------------------
BENEFICIALLY  8    SHARED  VOTING  POWER
OWNED  BY          0
EACH          ------------------------------------------------------------------
REPORTING     9    SOLE  DISPOSITIVE  POWER
PERSON  WITH       455,645 shares
--------------------------------------------------------------------------------
     10   SHARED  DISPOSITIVE  POWER
          0
--------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 455,645 shares
--------------------------------------------------------------------------------
     12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                         [ ]
--------------------------------------------------------------------------------
     13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          6.25%
--------------------------------------------------------------------------------
     14   TYPE  OF  REPORTING  PERSON*
          IN


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
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
               SHARES OF COMMON SHARES - CUSIP No. 31186K106
--------------------------------------------------------------------------------
     1    NAME  OF  REPORTING  PERSON
          S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
          Don C. Whitaker, Inc.
          S.S. No.  --
--------------------------------------------------------------------------------
     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)    [X]                              (b)    [ ]
--------------------------------------------------------------------------------
     3    SEC  USE  ONLY
--------------------------------------------------------------------------------
     4    SOURCE  OF  FUNDS*
          WC
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS  2(d)  OR  2(e)                          [ ]
--------------------------------------------------------------------------------
     6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          United States
--------------------------------------------------------------------------------
              7    SOLE  VOTING  POWER
NUMBER  OF         0
SHARES        ------------------------------------------------------------------
BENEFICIALLY  8    SHARED  VOTING  POWER
OWNED  BY          66,000 shares
EACH          ------------------------------------------------------------------
REPORTING     9    SOLE  DISPOSITIVE  POWER
PERSON  WITH       0
--------------------------------------------------------------------------------
     10   SHARED  DISPOSITIVE  POWER
          66,000 shares
--------------------------------------------------------------------------------
     11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          66,000  shares
--------------------------------------------------------------------------------
     12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                         [ ]
--------------------------------------------------------------------------------
     13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          0.9%
--------------------------------------------------------------------------------
     14   TYPE  OF  REPORTING  PERSON*
          CO

                                  SCHEDULE 13D
                                  ------------


ITEM  1.     SECURITY  AND  ISSUER.

     Common stock of Fashionmall.com, Inc.
     774 Mays Blvd #10-259
     Incline Village, NV 89451

ITEM  2.     IDENTITY  AND  BACKGROUND.

     (a)  Name:  Don  C.  Whitaker

     (b)  Residence or Business Address:  23 Beechwood, Irvine, California 92604
     (c)  Present Principal Occupation or Employment:
          President
          Don C. Whitaker, Inc.
          23 Beechwood
          Irvine,  California 92604

     (d)  Criminal Conviction:  No

     (e)  Court or Administrative Proceedings: No

     (f)  Citizenship:  USA


ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     All funds were provided by personal, retirement and or corporate funds of the entities involved. Don C. Whitaker, Inc. owns a total of 66,000 shares of FASH (.9% of outstanding shares) for an investment of $236,256.15 of which a net of $171,606.80 was invested in the last 60 days for a net of 45,000 shares. Don
C. Whitaker, an individual, currently owns 455,645 shares (6.25% of outstanding shares) of FASH for a net outlay of $1,561,794.09. During the last 60 days a net of $933,887.39 was spent for a net of 246,668 shares.

ITEM  4.     PURPOSE  OF  TRANSACTION

     The purpose of the above transactions were: To participate in the perceived liquidation that the Whitakers thought would occur after FASH tendered for it's own stock in late 2001 and the belief was reinforced by the 13-Da filing by the CEO and 57% owner of FASH on April 17, 2002 which stated: Mr. Narasin is actively considering several proposals from third parties to sell his control stake in the Company. On July 9, 2002 FASH declared a dividend of $3.75, which was a major step in giving surplus funds to shareholders. It is expected that a total liquidation or similar plan will be announced by Dec. 31, 2002. Mr. Whitaker may in the future buy more shares or sell some or all of his shares that they presently own depending on price, market conditions, availability of funds and other considerations.

     The "Whitaker Group" has no plans of any kind for corporate governance at this time.

     a) the acquisition by any person of additional securities of the company, or the disposition of securities of the company;

     b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the company or any of its subsidiaries;

     c) a sale or transfer of a material amount of assets of the company or any of its subsidiaries;

     d) any change in the present board of directors or management of the company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e) any material change in the present capitalization or dividend policy of the company;

     f) any other material change in the company's business or corporate structure;

     g) changes in the company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person;


     h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j)  any  action  similar  to  any  of  those  enumerated  above.


Item  5.  Interest  in  Securities  of  the  Issuer.


     (a)  Don  C.  Whitaker  455,645  6.25%
          Don  C.  Whitaker,  Inc.  66,000  0.9%

     (b) Don C. Whitaker has sole power to vote and dispose of his shares. Don C. Whitaker and Don C. Whitaker, Jr. share responsibility to vote and dispose of Don C. Whitaker, Inc. shares.

     (c) Don C. Whitaker, Inc. owns a total of 66,000 shares of FASH (.9% of outstanding shares) for an investment of $236,256.15 of which a net of $171,606.80 was invested in the last 60 days for a net of 45,000 shares. Don C. Whitaker, an individual, currently owns 455,645 shares (6.25% of outstanding shares) of FASH for a net outlay of $1,561,794.09. During the last 60 days a net of $933,887.39 was spent for a net of 246,668 shares.

     (d)  None

     (e)  N/A


     Within the past 60 days, Don C. Whitaker and Don C. Whitaker, Inc. have engaged in the following transactions in common shares of the company, all of which were ordinary market transactions:

Don C. Whitaker


DATE     SHARES PURCHASED (SOLD)  PRICE PER SHARE
-------  -----------------------  ---------------
5/13/02                   1,200              3.20
5/14/02                   2,700         3.24-3.25
5/14/02                  (4,800)        3.29-3.30
5/15/02                   1,200         3.23-3.25
5/16/02                   3,000              3.25
5/16/02                  (2,500)        3.28-3.29
5/17/02                    (900)             3.31
6/3/02                      500              3.08
6/7/02                    1,500         3.08-3.12
6/10/02                   1,117              3.10
6/11/02                     200              3.10
6/12/02                     150              3.10
6/14/02                     100              3.10
6/14/02                   2,000              3.14
6/18/02                  (1,400)             3.29
6/18/02                  (1,444)             3.30
6/24/02                  (1,500)             3.38
6/24/02                     500              3.35
6/24/02                   3,500              3.30
6/25/02                    1500         3.32-3.33
6/26/02                   3,000              3.25
6/26/02                     300              3.13
6/27/02                   2,000     3.045 AVERAGE
6/28/02                     500              3.11
7/2/02                    1,400              3.08
7/2/02                    1,400              3.01
7/2/02                    1,400              2.97
7/2/02                    2,500              2.96
7/3/02                    2,100              2.85
7/3/02                    3,000              2.80
7/8/02                      500              2.88
7/9/02                    1,900              2.85
7/9/02                      445              3.48
7/10/02                 123,400         3.84-3.86
7/11/02                  71,200         3.90-3.93
7/12/02                  24,000         3.92-3.93


Don C. Whitaker, Inc.

DATE     SHARES PURCHASED (SOLD)  PRICE PER SHARE
-------  -----------------------  ----------------
5/15/02                    (763)  $           3.28
6/3/02                    2,000               3.17
7/10/02                   2,500               3.70
7/10/02                   3,000               3.76
7/10/02                   1,000               3.80
7/10/02                   7,000               3.82
7/10/02                   6,500               3.83
7/10/02                   2,237               3.84
7/10/02                  21,526               3.86

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company described above.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

     None.


ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     None.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated  this  15th  day  of  July,  2002.


                              By:  /s/  Don  C.  Whitaker
                                   ----------------------
                                   Don  C.  Whitaker
                                   Individual


                              Don  C.  Whitaker, Inc.


                              By:  /s/  Don  C.  Whitaker
                                   ----------------------
                                   Don  C.  Whitaker
                                   President